Exhibit 99.1

China Yuchai International Announces Unaudited

Second Quarter 2020 Financial Results

SINGAPORE, Singapore — August 12, 2020 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and the first six months ended June 30, 2020. The financial information presented herein for the second quarters of 2020 and 2019 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Second Quarter of 2020

•	Revenue increased by 34.7% to RMB 6.5 billion (US$ 925.2 million) from RMB 4.9 billion in the second quarter of 2019;

•	Gross profit rose by 33.0% to RMB 948.1 million (US$ 133.9 million), a 14.5% gross margin, compared with RMB 712.9 million and a gross margin of 14.7% in the second quarter of 2019;

•	Operating profit increased by 53.6% to RMB 448.7 million (US$ 63.4 million), an operating margin of 6.9%, compared with RMB 292.2 million and an operating margin of 6.0% in the second quarter of 2019;

•	Net earnings attributable to China Yuchai’s shareholders increased by 66.4% to RMB 244.7 million (US$ 34.6 million) compared with RMB 147.0 million in the second quarter of 2019;

•	Basic and diluted earnings per share grew by 66.4% to RMB 5.99 (US$ 0.85) compared with RMB 3.60 for the second quarter of 2019;

•	Total number of engines sold increased by 32.0% to 145,278 units compared with 110,059 units in the second quarter of 2019.

Revenue for the second quarter of 2020 increased by 34.7% to RMB 6.5 billion (US$ 925.2 million) compared to RMB 4.9 billion in the second quarter of 2019.

The total number of engines sold by GYMCL during the second quarter of 2020 was 145,278 units, an increase of 32.0% compared with 110,059 units in the second quarter of 2019. The increase was mainly due to higher engine sales to the truck market and off-road segments, particularly unit sales to both the heavy- and medium-duty truck market segments which more than offset an overall sales decline in the bus engine segment.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline-powered and electric-powered vehicles), in the second quarter of 2020, sales of buses increased slightly by 1.8% while truck sales rose by 56.1%. According to CAAM, in the second quarter of 2020, commercial vehicle (excluding sales of gasoline-powered and electric-powered vehicles) increased by 50.5% compared to the second quarter of 2019, while GYMCL sales to the on-road commercial vehicle market increased by 23.3%.

GYMCL’s unit sales to the off-road market increased by 51.7% compared with the second quarter of 2019.

Gross profit increased by 33.0% to RMB 948.1 million (US$ 133.9 million) compared with RMB 712.9 million in the second quarter of 2019. Gross margin was 14.5% compared with 14.7% in the second quarter of 2019.

Other operating income was RMB 61.8 million (US$ 8.7 million), compared with RMB 98.8 million in the second quarter of 2019. The decrease was mainly due to lower government grants in the second quarter of 2020.

Research and development (“R&D”) expenses increased by 24.0% to RMB 137.0 million (US$ 19.4 million) compared with RMB 110.5 million in the second quarter of 2019. Higher R&D expenses in the second quarter of 2020 were mainly due to higher development costs for National VI and Tier 4 engines on testing and experimental costs. In the second quarter of 2020, the R&D capitalization amount was RMB 143.3 million (US$ 20.2 million). The Company continues to further develop its new National VI and Tier 4 engines for the on- and off-road markets, respectively. In the second quarter of 2020, the total R&D expenditure including capitalized costs, was RMB 280.3 million (US$ 39.6 million) and it represented 4.3% of net revenue compared with 3.6% in the second quarter of 2019.

Selling, general and administrative (“SG&A”) expenses increased by 3.7% to RMB 424.1 million (US$ 59.9 million) from RMB 408.9 million in the second quarter of 2019. The increase primarily resulted from higher warranty expenses and outbound freight expenses in the second quarter of 2020. SG&A expenses represented 6.5% of revenue compared with 8.4% in the second quarter of 2019.

Operating profit increased by 53.6% to RMB 448.7 million (US$ 63.4 million) from RMB 292.2 million in the second quarter of 2019. The operating margin was 6.9% compared with 6.0% in the second quarter of 2019.

Finance costs decreased by 17.4% to RMB 26.7 million (US$ 3.8 million) from RMB 32.4 million in the second quarter of 2019. Lower finance costs mainly resulted from reduced bills discounting amount compared with the second quarter of 2019.

Net profit attributable to China Yuchai’s shareholders increased 66.4% to RMB 244.7 million (US$ 34.6 million), compared with RMB 147.0 million in the second quarter of 2019.

Basic and diluted earnings per share rose by 66.4% to RMB 5.99 (US$ 0.85), compared with RMB 3.60 in the second quarter of 2019.

Basic and diluted earnings per share in the second quarters of 2020 and 2019 were based on a weighted average of 40,858,290 shares.

Financial Highlights for the first Six Months ended June 30, 2020

•	Revenue increased by 10.3% to RMB 10.0 billion (US$ 1.4 billion) compared with RMB 9.0 billion in the same period last year;

•	Gross profit was RMB 1.5 billion (US$ 208.8 million), a 14.8% gross margin, compared with RMB 1.5 billion and a gross margin of 16.3% in the same period last year;

•	Operating profit was RMB 613.2 million (US$ 86.6 million) compared with RMB 649.4 million in the same period last year;

•	Basic and diluted earnings per share were RMB 7.48 (US$ 1.06) compared with RMB 8.44 in the same period last year;

•	Total number of engines sold was 213,182 units compared with 211,359 units in the same period last year.

Revenue was RMB 10.0 billion (US$ 1.4 billion) compared with RMB 9.0 billion in the same period last year.

The total number of engines sold by GYMCL in the first half of 2020 was 213,182 units compared with 211,359 units in the same period last year. The increase was mainly due to higher engine sales in the heavy-duty truck and off-road segments, particularly agricultural engines, which more than offset the sales decline in the bus segment.

Gross profit was RMB 1.5 billion (US$ 208.8 million), compared with RMB 1.5 billion in the same period last year. Gross margin decreased to 14.8% as compared with 16.3% a year ago. The decline in gross margin was mainly attributable to product mix.

Other operating income declined by 26.0% to RMB 105.7 million (US$ 14.9 million) compared with RMB 142.8 million in the same period last year. The decrease was mainly due to lower government grants compared with the same period last year.

R&D expenses increased by 16.8% to RMB 213.0 million (US$ 30.1 million) compared with RMB 182.4 million in the same period last year. Higher R&D expenses in the first half of 2020 were mainly due to higher development costs for National VI and Tier 4 engines on testing and experimental costs. In the first half of 2020, the R&D capitalization amount was RMB 189.7 million (US$ 26.8 million). The Company continued with its initiatives to develop new engines compliant with China’s next emission standards, National VI and Tier 4, and to improve engine performance and quality. In the first half of 2020, the total R&D expenditure including capitalized costs, was RMB 402.7 million (US$ 56.9 million) representing 4.0% of the net revenue compared with 3.3% in the same period last year.

SG&A expenses decreased by 3.5% to RMB 757.4 million (US$ 107.0 million) from RMB 785.1 million in the same period last year. The decrease was mainly due to lower warranty expenses and reduced outward freight costs, particularly in the first quarter of 2020, compared with the same period last year. SG&A expenses represented 7.6% of the net revenue for the first half of 2020 compared with 8.7% in the same period last year.

Operating profit decreased by 5.6% to RMB 613.2 million (US$ 86.6 million) from RMB 649.4 million in the same period last year. The operating margin was 6.2% compared with 7.2% in the same period last year.

Finance costs increased to RMB 63.2 million (US$ 8.9 million) from RMB 57.6 million in the same period last year, an increase of approximately RMB 5.5 million. Higher finance costs mainly resulted from an increase in borrowings compared to the same period last year.

Net profit attributable to China Yuchai’s shareholders was RMB 305.7 million (US$ 43.2 million) compared with RMB 345.0 million in the same period last year.

Basic and diluted earnings per share were RMB 7.48 (US$ 1.06) compared with RMB 8.44 in the same period last year.

Basic and diluted earnings per share for the six months of 2020 and 2019 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at June 30, 2020

•	Cash and bank balances were RMB 6.6 billion (US$ 931.5 million) compared with RMB 6.4 billion at the end of 2019;

•	Trade and bills receivables were RMB 9.2 billion (US$ 1.3 billion) compared with RMB 7.8 billion at the end of 2019;

•	Inventories were RMB 4.0 billion (US$ 565.0 million) compared with RMB 2.8 billion at the end of 2019;

•	Trade and bills payables were RMB 7.9 billion (US$ 1.1 billion) compared with RMB 6.2 billion at the end of 2019;

•	Short-term and long-term bank borrowings were RMB 2.7 billion (US$ 377.4 million) compared with RMB 2.1 billion at the end of 2019.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased to report strong second quarter results in 2020 following the unprecedented challenges from the COVID-19 pandemic in the first quarter of the year. We shipped 32% more engine units in the second quarter than a year ago and kept our costs in control to achieve a 66.4% increase in net earnings. Our engines designed for heavy- and medium-duty trucks experienced double digit unit sales growth in the second quarter of 2020. We also achieved double digit unit sales growth in the industrial, agricultural and gen-set markets in the second quarter of 2020. We anticipate that our portfolio of advanced engines compliant with both the new National VI and Tier 4 emission standards will further improve our market position in the future.”

“To show our confidence in our future and reward our shareholders, we paid a cash dividend of US$0.85 per ordinary share for the year ended December 31, 2019 on July 31, 2020. Maintaining our financial strength and resources remains a top priority,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.0795 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2020. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2020 or at any other date.

Unaudited Second Quarter 2020 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 12, 2020. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-844-760-0770 (United States), +800-906-613 (Hong Kong), 400-624-0407 (Mainland China) or +65 67135330 (International), Conference Code: 5690786 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint ventures’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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